                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1/A
                              (Amendment No. 1)
                           Tender Offer Statement
                        Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934
                                     and
                               SCHEDULE 13D/A
                              (Amendment No. 1)
                  Under the Securities Exchange Act of 1934

                        REGENCY HEALTH SERVICES, INC.
                          (Name of Subject Company)

                          SUNREG ACQUISITION CORP.
                         SUN HEALTHCARE GROUP, INC.
                                  (Bidders)

                        Common Stock, $.01 par value
                       (Title of Class of Securities)

                                 758934-10-3
                    (CUSIP Number of Class of Securities)

                             Robert Murphy, Esq.
                         Sun Healthcare Group, Inc.
                               101 Sun Lane NE
                        Albuquerque, New Mexico 87109
                         Telephone:  (505) 821-3355
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:

                            Michael Kennedy, Esq.
                            Steve Camahort, Esq.
                       Brobeck, Phleger & Harrison LLP
                       One Market, Spear Street Tower
                       San Francisco, California 94105
                         Telephone:  (415) 442-0900

                              PAGE 1 OF 6 PAGES

 CUSIP NO.   758934-10-3

      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sunreg Acquisition Corp.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON*
      CO

                            PAGE  2  OF  6  PAGES

 CUSIP NO.   758934-10-3


      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sun Healthcare Group, Inc.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON*
      HC

                            PAGE  3  OF  6  PAGES

     Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") and Amendment No. 1 to Schedule 13D relating to the offer by Sunreg Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Sun Healthcare Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Regency Health Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by adding thereto the following:

          Purchaser has commenced an offer to purchase for cash all of Regency Health Services, Inc.'s outstanding (i) $110 million principal amount of 9-7/8% Senior Subordinated Notes due 2002 (the "Senior Notes") and (ii) $50 million principal amount of 12-1/4% Subordinated Notes due 2003 (the "Junior Notes" and, together with the Senior Notes, the "Securities"), and a solicitation for consents to amend the indentures pursuant to which the Securities were issued (collectively, the "Debt Tender Offer and Consent Solicitation").

          A press release issued by Parent on August 21, 1997 relating to the Debt Tender Offer and Consent Solicitation is hereby filed as Exhibit
     (a)(9) to the Statement and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following exhibit:


     (a)(9)       Press Release issued by Sun Healthcare Group, Inc.
                  on August 21, 1997.

                              PAGE 4 OF 6 PAGES

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 21, 1997                     SUNREG ACQUISITION CORP.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Vice President


                                    SUN HEALTHCARE GROUP, INC.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Senior Vice President for
                                              Financial Services & Chief
                                              Financial Officer

                              PAGE 5 OF 6 PAGES

                                EXHIBIT INDEX

 Exhibit
   No.                                      Item
   --                                       ----
(a)(9)     Press Release issued by Sun Healthcare Group, Inc. on
           August 21, 1997.


                             PAGE 6 OF 6 PAGES